Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

21 June 2016

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

The 2016 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Thursday, 11 August 2016 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time) and simultaneously via teleconference.

Security holders wishing to (a) place an item on the agenda of the AGM must submit a request in accordance with Articles 53(b) and 53(c) of James Hardie’s Articles of Association, or (b) make a director nomination must submit a request in accordance with Article 111 (a)(ii) of James Hardie’s Articles of Association, in each case by either:

•	Delivering a hard copy of the request to James Hardie’s registered office:

Second Floor, Europa House

Harcourt Centre, Harcourt Street

Dublin 2, Ireland; or

•	Emailing a soft copy of the request to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer

Company Secretary